                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

OLIVETTI BRAND RELAUNCH

2005: NEW GENERATION OF INK JET PRODUCTS

2006: REVAMPED BUSINESS OFFERING

2005-2007: OLIVETTI PLANS TO INVEST €200 MILLION IN EUROPE, HALF ON RESEARCH AND DEVELOPMENT

Milan, June 29, 2005 – As part of the relaunch of the historic Olivetti brand name, the Telecom Italia Group’s consumer and business market information and communication technology product company today unveiled a new generation of products based on proprietary ink jet technology.

One of Europe’s best-known brands, Olivetti has almost a century’s experience in research and innovation.

In 2004 the company achieved impressive results on the international markets in which it operates:

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In the business sector, Olivetti has an installed base of 1.4 million specialist banking industry printers, corresponding to a 70% share of the world market;

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In the office sector, Olivetti posted 36% growth in sales in its main markets (a total of around 32,000 units sold), compared with market growth of 11%.

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In the consumer sector, Olivetti confirmed its European leadership in ink jet technology fax machines, with a 44% market share (440,000 units) and worldwide inkjet cartridges sales totalling 4.5 million.

The Company has set itself the following targets for the three-year period 2005-2007:

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Investing €200 million in Europe (75% in ink jet technologies), half to be spent on R&D;

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A new consumer line based on the development of a new line of inkjet products;

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Development of the business line through new alliances and the adoption of technologies to extend the range of services offered, in addition to product restyling;

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On a similar consolidation area basis, 2007 consolidated revenue up 38% compared with 2004. This growth will be driven by higher inkjet sales (up 131%), which is expected to account for over 50% of overall turnover by the end of the three-year period;

*

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EBIT/revenue ratio up from around 3% in 2004 to more than 8% in 2007.

Olivetti is unveiling its latest easy-to-use, distinctively-styled multi-function printers, which combine accessible high-tech in an understated design.

The latest generation of Olivetti products is being designed by internationally-renowned designers. Instantly understandable interfaces, intuitive language and universal icons have been adopted to improve the user experience and ensure ease of use.

Two new types of ink jet printers are being produced:

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ANY_WAY is a multifunction printer designed by James Irvine and Alberto Meda, available in four versions from September 2005, and including Bluetooth and Wi-Fi options in the top of the range models;

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MY_WAY is a portable photo printer designed by IDEO and on sale from September 2005, producing excellent results on standard paper, even without a PC.

The relaunch of the Olivetti brand and the new Olivetti products rely on a communications strategy based on advertising campaigns targeted at end users this autumn.

The company’s line of consumer-oriented ink jet products designed by major names and introduced in 2005 will be joined in 2006 by a product conceived by another leading international designer, Jasper Morrison.

Telecom Italia

Media Relations

Olivetti Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 29th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager